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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                           Wellington Properties Trust
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                                (Name of Issuer)

                          Common Shares, $.01 par value
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                         (Title of Class of Securities)


                                   949622 104
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                                 (CUSIP Number)

                                   Duane Lund
           11000 Prairie Lakes Drive, Suite 610, Minneapolis, MN 55344
                                 (612) 826-6966
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 20, 1998
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

         Check the following box if a fee is being paid with this statement | |. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent to thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this for with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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--------------------                                          ------------------
CUSIP NO.  949622104                  13D                     PAGE 2 OF 7 PAGES
--------------------                                          ------------------

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    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           American Real Estate Equities, LLC
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]


                                                                         b) [ ]

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    3      SEC USE ONLY


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    4      SOURCE OF FUNDS*
           WC
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)

                                                                            [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
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      NUMBER OF SHARES           7      SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH             105,263
         REPORTING
        PERSON WITH

                              --------------------------------------------------
                                 8      SHARED VOTING POWER
                                        0
                              --------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        105,263
                              --------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        0
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           105,263
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
                                                                            [ ]


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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           12.5%
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   14      TYPE OF REPORTING PERSON*
           00
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                      *SEE INSTRUCTION BEFORE FILLING OUT!


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ITEM 1.       SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Shares, $.01 par value, of Wellington Properties Trust ("Wellington"), whose principal executive office is at 18650 W. Corporate Drive, Suite 300, P.O. Box 0919, Brookfield, Wisconsin 53008-0919


ITEM 2.       IDENTITY AND BACKGROUND.

         This Schedule is being filed by:

         (i) American Real Estate Equities, LLC, a Delaware limited liability company ("AREE"), 11000 Prairie Lakes Drive, Suite 610, Minneapolis, MN 55344

         The names and business addresses of the members and officers of the Reporting Person, and their present principal occupations or employment, are listed on Exhibit 1 attached hereto. All of said individuals are United States citizens.

         Neither AREE, nor any of the parties listed on Exhibit 1, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         AREE purchased these Common Shares with a portion of its working capital.

ITEM 4.       PURPOSE OF TRANSACTION.

         The transaction in which AREE purchased Common Shares of Wellington was a part of a series of transactions between Wellington, AREE and other parties related to those two entities. As a part of these transactions, AREE contributed certain real estate, as well as cash, to Wellington in exchange for Common Shares, future equity in Wellington and certain day-to-day control over Wellington's business. Through the series of transactions, principals of AREE gained positions on Wellington's Board of Trustees and one principal became the chief executive officer of Wellington.

         On August 31, 1998, Wellington entered into a certain Amended and Restated Master Contribution Agreement by and among Wellington, Wellington Properties Investments, L.P., a Delaware limited partnership (the "Operating Partnership"), AREE and certain other individuals (as amended, the "Master Contribution Agreement"). On November 20, 1998, pursuant to the Master Contribution Agreement, Wellington, through the Operating Partnership, of which Wellington is the sole general partner, acquired two office properties and one industrial property in the Minneapolis/St. Paul metropolitan area from AREE or its related entities. The combined purchase price of such properties totaled approximately $30.8 million, excluding closing costs. Such purchase price was funded through the issuance of an aggregate of 1,615,394 limited partnership units ("Units") in the Operating Partnership (valued at $8.50 per Unit, or an aggregate value of approximately $13.7 million) and the assumption of certain third-party indebtedness of approximately $17.1 million secured by such

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properties. The Units are exchangeable, under certain circumstances, on a one-for-one basis for Common Shares of Wellington from and after November 20, 1999.

         As a result of the acquisitions described above, 129,413 Units were issued to AREE, 305,313 Units were issued to WLPT Funding, LLC, a Delaware limited liability company ("WLPT Funding"); 305,313 Units were issued to Lambert Equities II, LLC, also a Delaware limited liability company Lambert; and 782,683 Units were issued to Steven B. Hoyt and his wife. Each of AREE, WLPT Funding, Lambert Equities and Mr. Hoyt has agreed not to transfer any of these Units until November 20, 2001. These Units are not reported as shares of beneficial interest on this Schedule 13D.

         Effective November 16, 1998, Wellington expanded its Board of Trustees from five to seven members. Wellington's shareholders elected Paul T. Lambert and Steven B. Hoyt, both principals of AREE, to fill these two newly created positions, with terms expiring in 2001 and 2000, respectively. Also, effective November 16, 1998, Duane H. Lund, President and a principal of AREE, was elected Chief Executive Officer of Wellington. Mr. Lund entered into an employment agreement with Wellington.

         Further, as contemplated by the Master Contribution Agreement, Wellington issued to AREE 105,263 Common Shares in exchange for $1,000,000. These are the Common Shares reported in this Schedule 13D. In addition, Wellington issued warrants to acquire up to 500,000 Common Shares to AREE. The Warrants will become exercisable on November 16, 2000 and will be exercisable for a nine-year period thereafter, at an exercise price of $8.50 per Common Share with respect to 250,000 Warrants held by AREE, $10.25 per Common Share with respect to 125,000 Warrants held by AREE, $12.25 per Common Share with respect to 75,000 Warrants held by AREE and $14.75 per Common Share with respect to the remaining 50,000 Warrants. These Warrants are not reported as shares of beneficial interest on this Schedule 13D.

         Neither AREE nor any related parties has any present plans or proposals with respect to Wellington that relate to or that could result in the occurrence of any events set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (A)  AMOUNT BENEFICIALLY OWNED
                       (i)      105,263

              PERCENT OF CLASS
                       (i)      12.5%

         (B)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
              (I)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE
                       (i)      105,263

              (II)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE
                       (i)      0

              (III)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                       (i)      105,263
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              (IV)     SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                       (i)      0

         (C)  DESCRIPTION OF TRANSACTIONS

              None


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Certain parties, including AREE, have agreed not to dispose of their Units in the Operating Partnership, which entitle the holder to future Common Shares of Wellington, until on or after November 20, 2001. AREE and its members have also agreed to limit the aggregate number of Common Shares that they may sell after they have exercised their Warrants or conversion rights in respect to the Common Shares. The amount of Common Shares they may sell are limited (a) during any 10-day period, to a number not to exceed 20% of the average daily trading volume of the Common Shares for the 30 trading days immediately preceding such 10-day period, and (b) during any year, to a number equal to one-third of the number if Units initially issued to such a person.

         Also, the parties, including AREE, entered into a certain Master Registration Rights Agreement, incorporated herein by reference, pursuant to which Wellington will register its Common Shares issuable upon the exchange of Units within one year following the issuance of such Units and will agree to use commercially reasonable efforts to register for resale, under the Securities Act of 1934, as amended, the Common Shares issuable upon exchange of the Units, and to maintain the effectiveness of such registration statement until the earlier of the date of disposition of all such Common Shares or the three years after the exchange of all Units.

         Certain shareholders have also entered into a Shareholders' Agreement, pursuant to which the subject shareholders agree to take certain actions with respect to the election of Messrs. Hoyt and Lambert to the Board of Trustees, the filling of vacancies on the Board and the election of certain executive officers of Wellington.

         There are no other contracts, arrangements, understandings or relationships affecting Wellington's Common Shares, between or among AREE, its principals and any other party.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              The following exhibits are filed herewith or incorporated by reference:

              1.       List of the members and officers of AREE.

              2. Wellington's Schedule 14A, filed with the Commission on November 6, 1998 (incorporated by reference).

              3. Amended and Restated Contribution Agreement between Wellington Properties Trust, Wellington Properties Investments, L.P., American Real Estate Equities,


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                       LLC and the other LP Unit Recipients reflected on the
                       signature page thereto, dated as of August 31, 1998 (incorporated by reference to Exhibit A of Wellington's
                       Schedule 14A filed November 6, 1998).

              4. Agreement of Limited Partnership of Wellington Properties Investments, L.P. dated as of August 31, 1998 (incorporated by reference to Exhibit C of Wellington's
                       Schedule 14A filed November 6, 1998).

              5. Contribution Agreement between Wellington Properties Investments, L.P. and Wellington Management Corporation dated as of August 31, 1998 (incorporated by reference to Exhibit B of Wellington's Schedule 14A filed November 6,
                       1998).

              6. Master Registration Rights Agreement dated as of August 31, 1998 (incorporated by reference to Exhibit E of Exhibit C of Wellington's Schedule 14A filed November 6,
                       1998).

              7. Form of Warrant (incorporated by reference to Exhibit D of Wellington's Schedule 14A filed November 6, 1998).

              8. Employment Agreement, dated November 16, 1998, by and between Duane H. Lund and Wellington.

              9. Shareholders' Agreement, dated as of August 31, 1998, by and among Wellington and subject shareholders.



            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            May 12, 1999
                                            -----------------------------------
                                            Date


                                            AMERICAN REAL ESTATE EQUITIES, LLC


                                            By: /s/  Duane H. Lund
                                               --------------------------------
                                                    Duane H. Lund
                                            Its:     President